Exhibit 99

TRANSPORT ENTERPRISE LEASING, LLC

Financial Statements

December 31, 2012 and the Seven Months Ended December 31, 2011

(With Independent Auditors' Report Thereon)

TRANSPORT ENTERPRISE LEASING, LLC

Table of Contents

Page
Independent Auditors' Report	1
Financial Statements:
Balance Sheets	2
Statements of Income and Changes in Members' Equity	3
Statements of Cash Flows	4
Notes to the Financial Statements	5 - 13

INDEPENDENT AUDITORS' REPORT

The Members
Transport Enterprise Leasing, LLC

We have audited the accompanying financial statements of Transport Enterprise Leasing, LLC, which comprise of the balance sheets as of December 31, 2012 and 2011, and the related statements of income and changes in members' equity, and cash flows for the year December 31, 2012 and the seven months ended December 31, 2011, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transport Enterprise Leasing, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year December 31, 2012 and the seven months ended December 31, 2011, in accordance with accounting principles generally accepted in the United States of America.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
February 27, 2013

TRANSPORT ENTERPRISE LEASING, LLC

Balance Sheets

December 31, 2012 and 2011

Assets
	2012	2011
Current assets:
Cash and cash equivalents	$2,068,002	$1,916,343
Accounts receivable, net of allowance for doubtful accounts	564,696	35,794
Inventory	3,422,712	1,503,500
Prepaid expenses	843,188	348,713
Total current assets	6,898,598	3,804,350
Property and equipment, net	21,103,269	11,196,282
Other assets	45,794	58,750
Total assets	$28,047,661	$15,059,382

Liabilities and Members' Equity
Current liabilities:
Trade accounts payable	$359,319	$261,685
Accounts payable to related party	808,920	603,367
Current portion of lines of credit	1,500,000	500,000
Current portion of long-term debt	7,083,905	3,571,205
Accrued liabilities	236,143	199,471
Total current liabilities	9,988,287	5,135,728
Line of credit	-	500,000
Long-term debt, excluding current maturities	13,310,626	8,108,890
Deferred income taxes	359,023	130,246
Total liabilities	23,657,936	13,874,864
Members' equity	4,389,725	1,184,518
Total liabilities and Members' equity	$28,047,661	$15,059,382

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Income and Changes in Members' Equity

Year ended December 31, 2012 and the seven months ended December 31, 2011

	2012	2011
Sales and lease revenue	$53,459,204	$31,070,171

Operating costs and expenses:
Cost of sales	41,184,145	26,382,815
Depreciation	4,754,190	1,034,186
Administrative and selling expenses	2,308,654	1,619,902
Gain on disposal of property and equipment	(437,013)	(71,766)
Other operating expenses, net	572,171	461,529
Total operating costs and expenses	48,382,147	29,426,666
Operating income	5,077,057	1,643,505

Interest expense, net	921,351	215,019
Income before income taxes	4,155,706	1,428,486
Income taxes	305,358	97,635
Net income	3,850,348	1,330,851
Distributions paid	(645,141)	(2,181,884)
Members' equity at beginning of year	1,184,518	2,035,551
Members' equity at end of year	$4,389,725	$1,184,518

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Cash Flows

Year ended December 31, 2012 and seven months ended December 31, 2011

	2012	2011
Cash flows from operating activities:
Net income	$3,850,348	$1,330,851
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation	4,754,190	1,034,186
Bad debt expense	5,454	-
Gain on disposal of property and equipment	(437,013)	(71,766)
Provision for deferred income taxes	228,777	41,359

Changes in operating assets and liabilities:
Accounts receivable	(534,456)	-
Inventory	(1,919,212)	(1,247,150)
Prepaid expenses	(494,475)	(348,713)
Accounts payable	303,187	865,052
Accrued liabilities	36,672	69,981
Other	10,837	(6,131)

Net cash provided by operating activities	5,804,309	1,667,669

Cash flows from investing activities:
Proceeds from disposal of property and equipment	4,367,060	415,922
Purchases of property and equipment	(18,591,224)	(10,432,243)
Other	13,601	-

Net cash used in investing activities	(14,210,563)	(10,016,321)

Cash flows from financing activities:
Proceeds from line of credit	5,698,815	694,310
Payments of line of credit	(5,198,815)	-
Proceeds from long-term debt	18,637,271	11,596,076
Payments of long-term debt	(9,922,834)	(1,848,716)
Payment of loan costs	(11,383)	(13,101)
Distributions to members	(645,141)	(2,181,884)

Net cash provided by financing activities	8,557,913	8,246,685

Increase in cash and cash equivalents	151,659	(101,967)

Cash and cash equivalents at beginning of year	1,916,343	2,018,310

Cash and cash equivalents at end of year	$2,068,002	$1,916,343

Supplemental disclosures:
Cash paid during the period for:
Interest	$937,919	$194,652

Income taxes	$180,600	$65,635

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2012 and 2011

(1)	Nature of operations

Transport Enterprise Leasing, LLC (the "Company"), is organized as a limited liability company under the laws of the State of Georgia. The Company is headquartered in Chattanooga, Tennessee, and is engaged in selling and leasing previously-owned over the road tractors and tractor-trailers to commercial trucking firms, owner-operators, and others.

On May 31, 2011, Covenant Transportation Group, Inc. ("Covenant") acquired a 49% interest in the equity of the Company.  The remaining 51% equity interest is owned by the original members of the Company.

The acquisition agreement also provides the option for Covenant to acquire the remaining 51% ownership interest of the Company between January 1, 2013 and May 31, 2016, at a price based on a multiple of the Company's average earnings before income and taxes, adjusted for certain items as of the acquisition date.  Subsequent to May 31, 2016, the other members, as a group, have the option to acquire Covenant's interest based on similar terms.

The accompanying financial statements present results of operations and cash flows from the date of Covenant's investment through December 31, 2011, as well as all 2012 activity.

(2)	Summary of significant accounting policies

(a)   Cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

(b)	Inventory

Inventory consists of tractors and trailers held for sale and is stated at the lower of cost, determined on the specific identification basis, or market.

(c)   Property and equipment

Property and equipment, which consists primarily of equipment subject to operating leases, is stated at cost.  Assets subject to operating leases are depreciated on the straight-line method over the term of the lease to reduce the asset to its estimated residual value.  Estimated residual values are based on assumptions for used equipment prices at lease termination.  Other property and equipment is depreciated over the assets' estimated useful lives using the straight-line method.

Expenditures for maintenance and repairs are expensed when incurred.  Expenditures for renewals or betterments are capitalized.  When property, including off lease equipment,  is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2012 and 2011

(d)	Income taxes

The Company has elected to be taxed as a pass through entity for federal income tax purposes.  As such, federal taxable income and losses pass through to the individual members for inclusion in their personal income tax returns and the Company recognizes only certain state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

For financial reporting purposes, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

As of December 31, 2012, the Company has accrued interest and penalties related to uncertain tax positions.  It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files federal and certain state income tax returns.  The Company is currently open to audit under the statute of limitations for the years ended December 31, 2008 through 2011.

(e)	Revenue recognition

Revenue from equipment sales is recognized upon transfer of title.  Revenue from rental payments received on operating leases is recognized on a straight line basis over the term of the lease.  Rental revenues were approximately 16% and 10% of total revenues for the year ended December 31, 2012 and seven months ended December 31, 2011, respectively.

The Company arranges extended warranty contracts with independent providers for certain tractors sold or leased.  Such contracts typically have terms ranging from one to two years.  Since the Company is not deemed the obligor on the service contract, net margin on the arrangement is recognized in revenues at the date of sale, or for lease transactions, net margin is recognized in revenue ratably over the term of the service contract.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2012 and 2011
(f)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

  (g)     Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 27, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

(3)	Credit risk and other concentrations

The Company generally maintains cash and cash equivalents on deposit at banks in excess of federally insured amounts.  The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash and cash equivalents.

The Company generally does not extend credit in connection with sales of equipment.  When originating equipment leases, management evaluates credit quality of the lease using several factors, including customer characteristics, credit bureau reports, employment history, and ability to pay.  Subsequent to origination, management reviews the credit quality of open leases based on customer payment activity, as well as updated credit bureau reports, and other inputs.  During 2012, sales to the two largest customers accounted for an aggregate of $5,785,500, or 13% of total revenues. During the seven months ended December 31, 2011, sales to the three largest customers accounted for an aggregate of $6,312,500, or 20% of total revenues.

The Company purchases equipment from a member, as well as unrelated companies.  During 2012, 14% of equipment purchases were from a member, and purchases from an unrelated supplier represented 39% of total equipment purchases. During the seven months ended December 31, 2011, 15% of equipment purchases were from a member, and purchases from two unrelated suppliers represented 35% and 13%, respectively, of total equipment purchases.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2012 and 2011
(4)	Assets and liabilities measured at fair value

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1            -    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2            -    Inputs to the valuation methodology include:
 -   Quoted prices for similar assets or liabilities in active markets;
 -   Quoted prices for identical or similar assets or liabilities in inactive markets;
 -    Inputs other than quoted prices that are observable for the asset or liability;
 -    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

 Level 3           -    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuations techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value.  There have been no changes in the methodology used at December 31, 2012.

(a)   Financial instruments

The carrying amount of financial instruments, consisting of cash, accounts receivable, accounts payable, and current debt, approximate their fair value due to their relatively short maturities.  Interest rates that are currently available to us for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of our long-term debt, which is carried at amortized cost and consists of revenue equipment installment notes.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2012 and 2011
(b)   Non-financial assets

The Company’s non-financial assets, which include inventory and property and equipment, are not required to be measured at fair value on a recurring basis.  However, if certain triggering events occur, or if an annual impairment test is required and the Company is required to evaluate the non-financial instrument for impairment, a resulting asset impairment would require that the non-financial asset be recorded at the fair value.  The Company did not measure any non-recurring, non-financial assets or recognize any amounts in earnings related to changes in fair value for non-financial assets for the periods ended December 31, 2012 and 2011.

(5)       Property and equipment, net

A summary of property and equipment, net as of December 31, 2012 and 2011 is as follows:

	2012	2011
Assets subject to operating leases - tractors	$21,548,594	$11,694,795
Assets subject to operating leases - trailers	4,844,474	1,882,485
	26,393,068	13,577,280
Accumulated depreciation	(5,301,506)	(2,395,358)
	21,091,562	11,181,922
Other equipment	16,791	16,791
Accumulated depreciation	(5,084)	(2,431)
	11,707	14,360
	$21,103,269	$11,196,282

Depreciation expenses was $4,754,190 and $1,034,186 for the year ended December 31, 2012, and the seven months ended December 31, 2011, respectively.

(6)	Lines of credit

At December 31, 2012, the Company maintained the following bank lines of credit:

$1,000,000 facility with Capital Bank & Trust.  Interest is payable monthly at a variable rate equal to the greater of one month Wall Street Journal Prime plus 1.00%, which was 4.25% at December 31, 2012, or 4.50%. Advances under the line of credit are collateralized by equipment and guaranteed by a member. This line matures on November 6, 2013.  Advances outstanding at December 31, 2012 and 2011 were $1,000,000 and $500,000, respectively.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2012 and 2011

$500,000 facility with CapitalMark Bank & Trust.  Principal and interest are payable on demand.  Otherwise, interest is payable monthly at a fixed rate of 4.50%, and principal is due on July 12, 2013. Advances under the line of credit are collateralized by equipment and guaranteed by a member.  Advances outstanding at December 31, 2012 and 2011 were  $500,000.

(7)       Long-term debt

A summary of long-term debt as of December 31, 2012 and 2011 is as follows:

	2012	2011
Regions Equipment Finance Corporation Installment notes under a $10 million credit facility, ranging in terms from 36 months to 48 months; interest ranging from 5.06% to 5.23%, collateralized by tractors.	$8,669,999	$1,643,276
CapitalMark Bank & Trust Installment notes, ranging in terms from 12 months to 36 months; interest of 5.5%; collateralized by tractors and trailers.	3,865,754	3,483,808
Cornerstone Community Bank Note payable under a $4 million credit facility due in monthly installments of $25,852; including interest of 4.75%; due January 20, 2014; collateralized by tractors and personal guarantee of a member.	3,402,328	1,080,000
Mercedes Benz Financial Services, USA LLC Installment notes, ranging in terms from 24 months to 60 months; interest ranging from 3.75% to 4.95%; collateralized by tractors.	3,275,451	2,437,792
First Volunteer Bank Installment notes, ranging in terms from 12 months to 24 months; interest ranging from 5.5% to 7.0%; collateralized by tractors.	1,180,999	2,960,055
Other Installment notes, due in monthly installments of $2,862, including interest of 4.36%; due May 22, 2012; secured by tractors and trailers.	-	75,164
Total long-term debt	20,394,531	11,680,095
Less current installments	(7,083,905)	(3,571,205)
Long-term debt, excluding current installments	$13,310,626	$8,108,890

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2012 and 2011

A summary of future maturities of long-term debt as of December 31, 2012 is as follows:

Year	Amount
2013	$7,083,905
2014	7,564,333
2015	4,268,124
2016	1,478,169
$20,394,531

The Company is subject to certain financial covenants under the Regions Equipment Finance Corporation credit facility.  At December 31, 2012, the Company was in compliance with all financial covenants.

(8)       Accrued liabilities

A summary of accrued liabilities as of December 31, 2012 and 2011 is as follows:

	2012	2011
Unrecognized tax benefits	$100,128	$84,644
Security deposits	104,120	42,020
Accrued interest	21,699	28,311
Accrued payroll taxes	10,196	24,650
Other	-	19,846
	$236,143	$199,471

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2012 and 2011

(9)       Income taxes

The provision for state income taxes during 2012 and 2011 is as follows:

	2012	2011
Current tax expense	$76,581	$56,276
Deferred tax expense	228,777	41,359
Total provision for income taxes	$305,358	$97,635

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The deferred income tax liabilities of $359,023 and $130,246 for December 31, 2012 and 2011, respectively, result primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes.

The December 31, 2012 accrued liabilities balance includes unrecognized tax benefits of $100,128, including potential penalties and interest totaling $15,484.  Activity related to the Company's unrecognized tax benefits during 2012 was not significant.  The Company does not consider the total amount of unrecognized tax benefits that is reasonably possible to increase or decrease over the next 12 months to be significant.

If recognized, the entire balance of unrecognized tax benefits would impact the Company's effective tax rate, as would any prospective adjustment to the reserve for income taxes.

(10)     Leasing activities

The Company leases tractors and trailers to customers under operating lease agreements with terms generally ranging from 12 to 48 months.

Amounts contractually due for rentals on operating leases as of December 31, 2012 are as follows:

Year	Amount
2013	$8,378,974
2014	5,778,622
2015	2,730,575
2016	682,436
2017	155,086
2018 and later years	10,238
$17,735,931

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2012 and 2011

(11)     Contingent liabilities

From time-to-time, the Company is a party to routine litigation arising in the ordinary course of business. The Company currently does not have any pending legal proceedings or knowledge of any asserted or unasserted claims where a loss contingency is probable and/or estimable, and thus has not provided for any loss contingencies in the financial statements. The Company maintains insurance to cover potential property damage for inventory held in Chattanooga, Tennessee.  In addition, the Company’s lease agreements require the lessees  maintain certain property coverage, whereby the Company is named as the beneficiary to any proceeds should a loss event occur.

(12)     Related party transactions

The Company engaged in the following transactions with a member during the year ended December 31, 2012 and the seven months ended December 31, 2011:

•	Purchases of previously-owned equipment amounting to approximately $8,635,676 and $5,409,000 respectively.

•	Payment of fees for miscellaneous equipment items, equipment maintenance, and management services amounting to $2,059,114 and $498,902 respectively.

At December 31, 2012 and the seven months ended December 31, 2011, accounts payable for cash disbursements made by a member on behalf of the Company under a cash management arrangement totaled $808,920 and $603,367, respectively. Accounts receivable from a member totaled $25,740 and $0 at December 31, 2012 and the seven months ended December 31, 2011, respectively.

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